Filed by REMEC, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

Contact: David L. Morash (858) 560-1301

News Release

REMEC ACQUISITION OF SPECTRIAN WEBCAST
HOSTED BY NEEDHAM & COMPANY, INC.

        SAN DIEGO, CA - June 10, 2002 - REMEC, Inc. (Nasdaq: REMC) today announced a webcast, hosted by Needham & Company, Inc., scheduled for Monday, June 10, 2002, at 4:30 p.m. EDT. The presentation will provide further discussion of the Spectrian Corporation (Nasdaq: SPCT) acquisition and will be presented by Ronald Ragland, REMEC's Chairman and CEO, David Morash, REMEC's Executive VP and CFO, and Thomas Waechter, Spectrian's President and CEO. The webcast will be available on REMEC's website at: http://www.remec.com/news/.

About REMEC

        REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in space and defense electronics applications.

About Spectrian

        Spectrian is a leading designer and manufacturer of single carrier and multicarrier high-power RF amplifiers for the worldwide wireless communications industry, utilized in both wireless data and voice applications. Spectrian supports AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks.

        Statements in this press release or made during the webcast that are not historical are forward-looking statements, which involve known and unknown risks and uncertainties. Actual results could differ materially from those implied by such forward-looking statements due to a variety of factors, including, general and industry economic conditions, competition, development factors, operating costs and other risks and uncertainties that are detailed from time to time in our filings with the Securities and Exchange Commission.

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